UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ZENAS BIOPHARMA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

055477103

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners IV, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 055477103	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,727,404 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,727,404 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,404 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer’s board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 41,777,675 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 1,985,294 additional shares), as reported by the Issuer in its final prospectus dated September 12, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2024 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Prospectus”).

CUSIP No. 055477103	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,727,404 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,727,404 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,404 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer’s board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 41,777,675 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 1,985,294 additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 055477103	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 774,530 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 774,530 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,530 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer’s board of directors, and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 41,777,675 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 1,985,294 additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 055477103	13D

1	NAMES OF REPORTING PERSONS Longitude Prime Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 774,530 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 774,530 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,530 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer’s board of directors, and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 41,777,675 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 1,985,294 additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 055477103	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,501,934 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,501,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,934 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,727,404 shares held of record by LVPIV and (ii) 774,530 shares held of record by LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Patrick G. Enright, a member of the Issuer’s board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPIV and LPF.

(2)	Based on 41,777,675 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 1,985,294 additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 055477103	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,501,934 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,501,934 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,501,934 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 1,727,404 shares held of record by LVPIV and (ii) 774,530 shares held of record by LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Patrick G. Enright, a member of the Issuer’s board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPIV and LPF.

(2)	Based on 41,777,675 shares of Common Stock outstanding (including the underwriters exercise of their option to purchase 1,985,294 additional shares), as reported by the Issuer in its Prospectus.

CUSIP No. 055477103	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Zenas BioPharma, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1000 Winter Street, Suite 1200, Waltham, MA 02451.

Item 2. Identity and Background.

(a) This Statement is being filed by Longitude Venture Partners IV, L.P. (“LVPIV”), Longitude Capital Partners IV, LLC (“LCPIV”), Longitude Prime Fund, L.P. (“LPF”), Longitude Prime Partners, LLC (“LPP” and together with LVPIV, LCPIV and LPF, the “Reporting Entities”) and Patrick G. Enright (“Enright”), a member of the Issuer’s board of directors (the “Board”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(c) Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are managing members of each of LCPIV and LPP. LCPIV is the general partner of LVPIV and LPP is the general partner of LPF.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of LCPIV and LPP is a limited liability company organized under the laws of the State of Delaware. Each of LVPIV and LPF is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In November 2022, LVPIV purchased 6,284,933 shares of the Issuer’s Series B preferred stock for a purchase price of $2.38666 per share and an aggregate purchase price of $14,999,999.

In May 2024, LVPIV purchased 8,714,293 shares of the Issuer’s Series C preferred stock and LPF purchased 2,904,764 shares of the Issuer’s Series C preferred stock for a purchase price of $1.72131 per share and an aggregate purchase price of approximately $15,000,000.

On September 16, 2024, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each series of the Issuer’s preferred stock automatically converted into shares of the Issuer’s Common Stock on an 8.6831-for-1 basis for no consideration.

On September 16, 2024, in connection with the Offering, LPF purchased 440,000 shares of the Issuer’s Common Stock for a purchase price of $17.00 per share and an aggregate purchase price of $7,480,000.

All shares of the capital stock of the Issuer purchased by LVPIV and LPF have been purchased using investment funds provided to LVPIV and LPF by their respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Enright is a member of the Board. In connection with the Offering, Enright was granted options to purchase 37,000 shares of the Issuer’s Common Stock, which will vest in equal annual installments over three years, beginning on September 12, 2025, the first anniversary of the vesting commencement date, subject to his continued service through the applicable vesting date. In addition, Enright, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s non-employee director compensation policy, which became effective upon the completion of the Offering.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of LVPIV and LPF, the general partner and limited partners of each of LVPIV and LPF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s Series C preferred stock, LVPIV, LPF and certain of the Issuer’s other investors entered into a Fourth Amended and Restated Shareholders Agreement, dated May 3, 2024, with the Issuer (the “Shareholders Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Shareholders Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-281713) declared effective by the Commission on September 12, 2024 (the “Registration Statement”), and the above summary is qualified by reference to such description and the full text of the Shareholders Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of LVPIV, LPF and Enright has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by LVPIV, LPF or Enright for 180 days following the date of the final prospectus for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Enright. The indemnification agreement requires the Issuer, among other things, to indemnify Enright for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Enright in any action or proceeding arising out of his service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Enright, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to each of the Issuer’s 2024 Equity Incentive Plan (the “Equity Plan”) and Non-Employee Director Compensation Policy (the “Compensation Policy”), which became effective upon the completion of the Offering. The terms and provisions of the Equity Plan and Compensation Policy are described in the Registration Statement and the full text of the Equity Plan which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated September 23, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Fourth Amended and Restated Shareholders Agreement, dated May 3, 2024, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 6, 2024 (SEC File No. 333-281713) and incorporated herein by reference).

Exhibit 3:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 6, 2024 (SEC File No. 333-281713) and incorporated herein by reference).

Exhibit 4:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.27 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 6, 2024 (SEC File No. 333-281713) and incorporated herein by reference).

Exhibit 5:	2024 Equity Incentive Plan (filed as Exhibit 10.19 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on September 6, 2024 (SEC File No. 333-281713) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2024

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	LONGITUDE CAPITAL PARTNERS IV, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME FUND, L.P.
By:	LONGITUDE PRIME PARTNERS, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright
Patrick G. Enright

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: September 23, 2024

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Cristiana Blauth Oliveira
Its:	Cristiana Blauth Oliveira Authorized Signatory

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	Longitude Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Its:	Cristiana Blauth Oliveira Authorized Signatory

LONGITUDE PRIME FUND, L.P.

By:	Longitude Prime Partners, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Its:	Cristiana Blauth Oliveira Authorized Signatory

LONGITUDE PRIME PARTNERS, LLC

By:	/s/ Cristiana Blauth Oliveira
Its:	Cristiana Blauth Oliveira Authorized Signatory

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright
Patrick G. Enright

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker
Juliet Tammenoms Bakker